The Fund held its annual meeting on December 21, 1999 for the purposes of electing five directors, approving the Investment Advisory Agreement with Nye, Parnell & Emerson Capital Management, and ratifying the selection of Wallace Sanders & Company as auditors of the Fund for the fiscal year ending June 30, 2000. Douglas W. Powell, C. Dewey Elliott, III, Peter R. Goldschmidt, Robert H. Spiro, Jr., and Allen B. Clark, Jr. were all elected to continue as directors. There are no other directors now in office. At the adjourned meeting, a total of 317,776 of the shares were present in person or represented by proxy, which represented more than 50% of the outstanding voting shares. At the adjourned meeting, each of the nominees for director was elected, the Investment Advisory Agreement with Nye, Parnell & Emerson Capital Management was approved, and the selection of Wallace Sanders & Company as auditors of the Fund for the fiscal year ending June 30, 200 was approved. The following sets for the votes cast for each matter voted upon at the adjourned meeting:

                               Yes               No         Abstain
Directors:
Douglas W. Powell             295,372                0      22,403
C. Dewey Elliott, III         293,818                0      23,957
Peter R. Goldschmidt          297,833                0      19,943
Robert H. Spiro, Jr.          297,614                0      20,161
Allen B. Clark, Jr.           297,833                0      19,943

Advisory Agreement:           261,466           14,154      37,260
Auditors:                     284,503           9,861       18,516